EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended January 31,
	2014	2013	2012	2011	2010
Income before income taxes	$147,157	$82,721	$(3,882)	$66	$8,623
Fixed charges	32,076	29,037	34,430	40,699	34,880
Capitalized interest	(333)	(360)	(21)	(18)	(89)
Total earnings	$178,900	$111,398	$30,527	$40,747	$43,414
Interest expense (including capitalized interest)	$12,522	$13,653	$19,893	$24,553	$20,666
Amortized premiums and expenses	3,135	3,754	2,586	3,546	1,414
Estimated interest within rent expense	16,419	11,630	11,951	12,600	12,800
Total fixed charges	$32,076	$29,037	$34,430	$40,699	$34,880
Ratio of earnings to fixed charges (1)	5.6	3.8	—	1.0	1.2

(1)
Due to our loss in the fiscal year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1. For the fiscal year ended January 31, 2012, we incurred charges of approximately $11.1 million related to the repayment of our term loan that are not included in amortized premiums and expenses above. This amount included a prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and deferred financing costs of $0.9 million.